

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 25, 2013

BY FAX AND U.S. MAIL

Darin D. Smith
Managing Assistant General Counsel
Transamerica Life Insurance Company
4333 Edgewood Road NE
Cedar Rapids, IA 52499

> Re: Transamerica Life Insurance Company
> Separate Account VA B
> Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-186121)

Dear Mr. Smith,

The staff has reviewed the above-referenced pre-effective amendment to a registration statement for Transamerica Life Insurance Company ("Transamerica") relating to the XYZ Variable Annuity, which the Commission received on January 22, 2013. The registration statement received a selective review. Based on our review, we have the following comments. The page numbers refer to the courtesy copy provided by Transamerica.

1. **General Comment** – As the contract is not being offered by Transamerica Financial Life Insurance Company, please remove any inapplicable references to that entity.

2. **Introduction** – In the chart on page 5, please incorporate the GLWB charge as it is not optional.

3. **Introduction** – Please consider either defining "Financial Intermediary" or making it lowercase throughout the registration statement. (page 5)

4. **Introduction** – Please remove inapplicable references to "optional benefit" from the prospectus. (*e.g.* page 5)

5. **Expense Example** – Please include the 5- and 10-year periods in the expense example or explain supplementally that you fall within the definition of a "new registrant" under instr. 22 of item 3 of Form N-4. (page 7)

6. **Notes to Fee Table and Expense Example** – Please briefly describe the withdrawal base in a note to the fee table, including the initial value. (page 7-8)

7. **Total Portfolio Annual Operating Expenses** – Please explain supplementally whether Transamerica obtains a representation as to the accuracy and completeness of the fee table information provided by the underlying fund portfolios. (page 8)

8. **Premium Payments --** Please clarify the circumstances under which the registrant may restrict or refuse additional purchase payments. (page 11)

9. **Premium Payments** – Please explain the potential inconsistency between the first sentence under the underlined section, "Maximum Total Premium Payments," which says, "(F)or issue ages 0-80, we reserve the right to reject cumulative premium payments over $1,000,000…" and the last sentence that says, "(W)e reserve the right to restrict or refuse any premium payment." (page 11)

10. **Selection of Underlying Portfolios** – Please remove the references to "newspapers and financial and other magazines" in the following sentence or explain supplementally why the inclusion of such a statement is appropriate. "(O)ther sources such as the Fund's website or newspapers and financial and other magazines provide more current information…" (page 13)

11. **Fixed Account** – Please provide additional information as to when the fixed account would not be available. (page 14)

12. **Market Timing and Disruptive Trading** – Please explain the term "Portfolio Asset Management." (page 15-19)

13. **Special Services Fees** – In addition to overnight delivery, please explain supplementally what might be contemplated as a special service subject to the special services fee. (page 20)

14. **Incoming Payments** – The disclosure states that "some of the underlying funds listed in the chart below may not be available under your policy." There is only one fund listed. Please revise. (page 22)

15. **Signature Guarantee** – Please provide the best number for a customer to call for current requirements. (page 26)

16. **Annuity Payments** – After the second sentence, please state what specific information will be required to change the annuity commencement date. The disclosure currently says, "(Y)ou can change this date by giving us 30 days notice with the information we need." (page 26)

17. **Death Benefit** – The death benefit discusses an adjusted partial surrender. Please revise the disclosure to direct the reader to an explanation of this adjustment (page 31).

18. **Death Benefit and XYZ Living Benefit** – Where applicable, please remove the last sequence of the italized paragraph, which seeks to limit reliance on prospectus disclosure. (page 31, 52)

19. **State Variations –** Please change the word "deliver" to "delivery" under the Connecticut disclosure. (page 52)

20. **Glossary** – Please consider revising the definition of "(G)uaranteed Lifetime Withdrawal Benefit" for clarity as there is no additional benefit by this name. Please consider defining "XYZ Living Benefit." This comment also applies to the glossary in the SAI. (page 62 of prospectus; page 4 of SAI)

21. **Portfolios Associated with the Subaccounts –** Please remove footnotes (1) and (2) as there are no corresponding references in the chart. (page 64)

22. **Excess Interest Adjustment Examples –** Please revise the examples for clarity. For example:

    a. Example 1 does not disclose the policy value at middle of year two.

    b. The excess interest adjustment floor formula is not explained.

    c. In examples 3 and 4, please break the excess interest adjustment calculation and the remaining policy value calculation into two steps.

23. **Appendices –** Please consider lettering or numbering the appendices for easier reading (*i.e.* Appendix A, B, C, etc.).

Part C

24. **Item 28 –** Indemnification – Please explain supplementally what the following statement means, "(T)he Code also specifies producers for determining when indemnification payments can be made."

Other comments

25. **Powers of Attorney** – Please submit the powers of attorney so that they will "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

26. **Series and Class Identifiers –** Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

27. **Guarantees and Support Agreements –** Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the

company's guarantees under the policy or whether the company will be primarily
responsible for paying out on any guarantees associated with the policy.

28. **Financial Statements, Exhibits, and Other Information –** Please confirm that the
exhibits and any missing or outdated information will be filed by a pre-effective
amendment to the registration statement.

29. **Tandy Representation –** We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings reviewed by the staff to be certain that they have
provided all information investors require for an informed decision. Since the registrant
is in possession of all facts relating to the registrant's disclosure, it is responsible for the
accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with
respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the registrant from its full responsibility
for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Investment Management in
connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of
their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR
system and in a pre-effective amendment to the registration statement. If you believe that you do
not need to make changes to the registration statement in response to a comment, please indicate
that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the
registration statement will be subject to further review after our preliminary comments are

resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6478. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at vroman-leea@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel
Office of Insurance Products